Exhibit 99.1

Form 51-102F#

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Empower Clinics Inc. (the “Company”) Suite 918 – 1030 West Georgia Street Vancouver, British Columbia V6E 2Y3

Item 2.	Date of Material Change

June 17, 2019

Item 3.	News Release

A news release was disseminated on June 17, 2019 through Cision and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company granted 7,700,000 stock options (each, an "Option") to certain directors, officers, employees and consultants of the Company. Each Option is exercisable into one common share in the capital of the Company (each, a "Share") at a price of $0.14 per Share, for a period of five years from the date of grant for 7,000,000 of the Options and a period of three years from the date of grant for 700,000 of the Options.

The Company also granted 7,400,000 bonus shares ("Bonus Shares") in the capital of the Company to certain directors, officers, employees, and consultants of the Company. The Bonus Shares are subject to a hold period of four months commencing on the date of grant of the Bonus Shares.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Steven McAuley, Chief Executive Officer (604) 789-2146

Item 9.	Date of Report

June 26, 2019

Empower Announces Share Issuances and
Stock Option Grants

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR RELEASE, PUBLICATION OR DISSEMINATION, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES./

VANCOUVER, June 17, 2019 /CNW/ - EMPOWER CLINICS INC. (CSE: CBDT) ("Empower" or the "Company") today announced that it has granted, effective June 17, 2019, an aggregate of 7,700,000 stock options (each, an "Option") to certain directors, officers, employees and consultants of the Company in accordance with the Company's stock option plan, of which an aggregate of 7,300,000 Options were granted to directors and officers and 400,000 Options were granted to consultants. Each Option is exercisable into one common share in the capital of the Company (each, a "Share") at a price of $0.14 per Share, being the closing price of the Shares on the Canadian Securities Exchange on the closing price on the date of grant and the trading date before the date of grant for a period of five years from the date of grant for 7,000,000 of the Options and a period of three years from the date of grant for 700,000 of the Options. 7,400,000 of the Options will vest immediately. 300,000 of the Options will vest in one year from the date of grant. The Shares will be subject to a hold period of four months commencing on the date of grant of the Options.

The Company also announces today that is has granted 7,400,000 bonus shares (each a "Bonus Share") in the capital of the Company to certain directors, officers, employees, and consultants of the Company. 2,000,000 of the Bonus Shares will vest immediately. 5,400,000 of the Bonus Shares will be subject to a three-year vesting period from the date of grant, with 11.11% vesting every three month from the date of grant. The Bonus Shares were issued in lieu of a signing bonus and the achievement of significant performance milestones year-to-date, as approved by the Board. The Bonus Shares will be subject to a hold period of four months commencing on the date of grant of the Bonus Shares.

As related parties of the Company were issued securities, it is deemed to be a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61- 101"). The Company is relying on the exemptions from the formal valuation and minority approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61- 101, on the basis that the fair market value of the transaction does not exceed 25% of the Company's market capitalization.

ABOUT EMPOWER

Empower is a leading owner/operator of a network of physician-staffed clinics focused on helping patients improve and protect their health through innovative uses of medical cannabis. It is expected that Empower's proprietary product line "Sollievo" will offer patients a variety of delivery methods of doctor recommended cannabidiol (CBD) based product options in its clinics, online and at major retailers. With over 120,000 patients, an expanding clinic footprint, a focus on new technologies, including tele-medicine, and an expanded product development strategy, Empower is undertaking new growth initiatives to be positioned as a vertically integrated, diverse, market-leading service provider for complex patient requirements in 2019 and beyond.

1

ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

SOURCE Empower Clinics Inc.

View original content to download multimedia:
http://www.newswire.ca/en/releases/archive/June2019/18/c1119.html

%SEDAR: 00023317E

For further information: CONTACTS: Investors: Steve Low, Boom Capital Markets, steve@boomcapitalmarkets.com, 647-620-5101: Investors: Steven McAuley, CEO,
s.mcauley@empowerclinics.com, 604-789-2146

CO: Empower Clinics Inc.

 CNW 02:59e 18-JUN-19

2